WILLKIE FARR & GALLAGHER LLP
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October 30, 2007


VIA EDGAR AND FEDEX
-------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: John Hartz, Senior Assistant Chief Accountant

Re: Smith Barney AAA Energy Fund L.P. (the "Partnership") Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the quarterly period ended March 31, 2007 File No. 000-25921
     -------------------------------------------------------

Ladies and Gentlemen:

On behalf of this firm's client, Citigroup Managed Futures LLC, the general partner of the Partnership (the "General Partner"), we respectfully submit below the General Partner's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter dated July 17, 2007 to Jerry Pascucci, President and Director of the General Partner. For your convenience, the Staff's comments are indicated in italics, followed by the General Partner's response.

Form 10-K for the fiscal year ended December 31, 2006
-----------------------------------------------------

Legal Proceedings, page 3
-------------------------

1. We note that you have detailed pending legal proceedings to which CGM or its subsidiaries are a party or to which any of their property is subject. You disclose that there are no material legal proceedings pending against the Partnership, or the General Partner. You have not included litigation as a risk factor. Revise disclosures in future filings to allow readers to properly assess the risks involved in such litigation, and the impact that such litigation may have on the Partnership, or the General Partner. If it is reasonably possible that such legal proceedings could have a material adverse impact on the partnership, or General Partner, revise to so state and provide a range of possible loss, or if applicable, state that such amount cannot be estimated. Expand the disclosures to explain how such litigation could have a material adverse impact on the


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October 30, 2007
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     Partnership, or General Partner.

     The General Partner respectfully declines to include additional risk factors regarding hypothetical litigation. Item 103 of Regulation S-K requires disclosure of "material pending legal proceedings . . . to which the registrant or any of its subsidiaries is a party or of which any of their property is the subject." The litigation disclosure in the Partnership's filings is with respect to the Partnership's futures commission merchant, Citigroup Global Markets Inc. ("CGM"). CGM is not a subsidiary of the Partnership. Regulation S-K does not require the Partnership to disclose litigation related to CGM. CGM's litigation is disclosed to comply with Commodity Futures Trading Commission ("CFTC") requirements. Moreover, the assets of the Partnership, as "segregated funds" under the Commodity Exchange Act, will not be subject to the claims of the parties adverse to CGM. The General Partner also does not believe that CGM's litigation is likely to have any impact on the General Partner. CGM is an affiliate of, but not a parent or subsidiary of, the General Partner.

     Further, the General Partner believes that neither CGM's ongoing litigation nor any hypothetical risk of litigation to which the Partnership may be subject is a "significant factor that make[s] the offering speculative or risky" (Rule 503(c)). Pursuant to the requirements set forth in Rule 503(c) of Regulation S-K, therefore, the General Partner does not believe that a specific risk factor is required or necessary. The General Partner believes that including a risk factor that specifically addresses CGM's litigation could in fact mislead investors and suggest that such litigation was connected to the Partnership. None of these matters involve the Partnership or the General Partner and the only potential risk that may arise is a general risk of litigation applicable to "any issuer or any offering," which, pursuant to Rule 503(c), should not be disclosed. Moreover, consistent with the Commission's guidance with respect to prospectuses in Release 33-7497, "purely generic" or "boilerplate" risks are not included in the Partnership's disclosures.

Results of Operations, page 17
------------------------------

2. We note the increase in your net asset value during 2006 and your discussion of the 2006 trading performance that contributed to the increase. However, we note your statements of operations have significant fluctuations in certain line items. An enhanced narrative would provide the readers with a better understanding of your operating activity if these fluctuations and the factors that contributed to these fluctuations were addressed in your MD&A section. Please tell us and disclose, in future filings, the factors that contributed to the significant increase in realized gains on closed positions, the significant decrease in unrealized gains and losses in open positions and address the $3.6 million of brokerage commissions that are only recorded in 2006. Your MD&A should also discuss fluctuations that occur on a quarterly basis. In this regard, the decreasing trend in net realized and unrealized trading gains (losses) from the first quarter 2006 to the third quarter 2006 should be addressed as well as the factors that contribute to the subsequent increase in the fourth quarter 2006.

     Similarly provide enhanced disclosure in your interim reports and ensure that your disclosure provides a more comprehensive analysis of the economic environment in which you invest and how those factors contributed to any significant changes in your results of operations. In this regard, we note the decrease in net asset value during the first quarter 2007 as well as other significant fluctuations on the statement of income and expense. Please tell us and disclose the impact the


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October 30, 2007
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     slowing of the US economy, any price trend reversals, currency market trends, and the current trading environment had on your results, if any.

     With respect to brokerage commissions, as noted, the Partnership indirectly incurred approximately $3.6 million in brokerage commissions in 2006. The Partnership's allocable share of the Master Fund's brokerage commissions in 2005 and 2004 were approximately $3.6 million and $3.5 million, respectively. Beginning in 2006, and currently, the Partnership's allocable brokerage commissions are presented as a separate line item on the Partnership's Statement of Income and Expenses. Prior to 2006, the Partnership's allocable brokerage commissions were included in the line item "Expenses allocated from Master" under "Income" in the Statement of Income. You will note that that line item was $1.1 million in 2006. In contrast, in 2005 and 2004, the "Expenses allocated from Master" line items were, respectively, $5.8 million and $4.7 million. Although the amount of allocable brokerage commissions will vary with the level of trading activity in the Master, as indicated above, trading in each of 2004, 2005 and 2006 generated relatively similar levels of brokerage commissions.

     As a passive investment vehicle that trades in the commodity futures markets, the Partnership may hold positions, both long and short, that are subject to broad and rapid price fluctuations. As noted throughout the Partnership's disclosures, commodity futures markets are highly volatile and the Partnership is subject to significant risk.

     The increase in realized gains in the 2006 Statement of Income and Expenses compared to 2005, resulted from the closing out (i.e., liquidating) of positions that were, in the aggregate, profitable. The change in the Partnership's unrealized gains and losses in 2006 compared to 2005 resulted from the value of the Partnership's open positions at the end of 2006 being less than the value of the Partnership's open positions at the end of 2005. More or fewer positions may be open at any point in time. A substantial amount may be lost on a small number of positions, or even one position. At the same time, a large number of positions may be closed with minor losses in the aggregate. Losses incurred by the Partnership result from the failure of the trading strategies employed by the advisor to speculate profitably over the period tabulated.

     The net asset value in the first quarter of 2007 decreased by $27.94 per unit, or 0.4%. The seemingly significant fluctuations in the line items on the income statement in the first quarter of 2007 compared to the first quarter of 2006, however, did not result in a significant change in the Partnership's net asset value. In the future, of course, the same set of circumstances could have a significant impact on net asset value. The precise reasons for the Partnership's performance are not always clear. The General Partner, nonetheless, provides as many details as possible to explain the Partnership's performance in each periodic report. It is important to note that incurring losses in a particular commodity will not necessarily deter the Partnership's advisor from entering into positions in that same commodity again on behalf of the Partnership. A given market scenario may affect performance positively or negatively.

     With respect to the Staff's comment concerning the impact of a slowing U.S. economy, we note that the Partnership is a passive investment vehicle and not an operating company. In addition to the disclosure provided in the Form 10-K, the General Partner notes that the impact of fundamental factors, such as a slowing of the U.S. economy on the Partnership, may be positive or negative and


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     will depend on the Partnership's positions. The effect that any particular event may have on the Partnership is dependent upon the Partnership's position in the affected markets at the time of the event. For example, a deep freeze in the North East U.S. may push up the price of oil, whereas rumors of a peace treaty in the Middle East would tend to push oil prices lower. A significant and sudden decline in the price of oil or any other commodity would be a positive business development if the Partnership had a net short position in that commodity, but would be an adverse development if the Partnership were net long. Any of the foregoing may occur, irrespective of the strength of the economy and other market trends. The risks associated with commodity trading and the commodity markets are explained in detail in the Partnership's Reports on Forms 10-Q and 10-K filed with the Commission, as well as in the Partnership's prospectus that is prepared in accordance with CFTC (and Commission) regulations and is distributed to each investor in the Partnership.

Item 9A. Controls and Procedures, page 18
-----------------------------------------

3. Your conclusion that your disclosure controls and procedures are effective is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. Similarly narrow language is included in form 10-Q for March 31, 2007. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the commission's rules and forms" and to ensure that "information required to be disclosed by an issuer...is accumulated and communicated to the issuer's management...as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

     The General Partner began including the following in the Partnership's Item 9A disclosure in the Form 10-Q filed on August 14, 2007:

               The Partnership's disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer (CEO) and Chief Financial Officer
               (CFO) of the General Partner, to allow for timely decisions regarding required disclosure and appropriate SEC filings.

               Management is responsible for ensuring that there is an adequate and effective process for establishing, maintaining and evaluating disclosure controls and procedures for the Partnership's external disclosures.

               The General Partner's CEO and CFO have evaluated the effectiveness of the Partnership's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2006 and, based on that


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October 30, 2007
Page 5


               evaluation, the CEO and CFO have concluded that at that date, the Partnership's disclosure controls and procedures were effective.

               The Partnership's internal control over financial reporting is a process under the supervision of the General Partner's CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. These controls include policies and procedures that:

                    o pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Partnership;

                    o provide reasonable assurance that (i)
                    transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and (ii) the Partnership's receipts are handled and expenditures are made only pursuant to authorizations of the General Partner; and

                    o provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership's assets that could have a material effect on the financial statements.

               There were no changes in the Partnership's internal control over financial reporting during the fiscal quarter ended December 31, 2006 that materially affected, or are reasonably likely to materially affect, the Partnership's internal control over financial reporting.

     The General Partner believes that its internal controls and procedures are effective and comply with applicable regulations. Further, the General Partner will include the above disclosure in future filings.

                                     * * * *

Pursuant to your comment letter, on behalf of the General Partner and the Partnership, we acknowledge that:

     o the adequacy and accuracy of the disclosure in its 2006 Form 10-K and its Form 10-Q for the quarter ended March 31, 2007 is the responsibility of the Partnership;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Partnership's 2006 Form 10-K and its Form 10-Q for the quarter ended March 31, 2007; and


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October 30, 2007
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     o    the Partnership represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

cc:  Melissa Rocha, CPA (Securities and Exchange Commission)
     Jennifer Magro
     Gabriel Acri